RICHMONT MINES INC.

2006 ANNUAL REPORT

RIC: TSX-AMEX

TABLE OF CONTENTS

Management’s Discussion and Analysis

02

Management’s Report

33

Auditors’ Report to the Shareholders

34

Consolidated Statements of Earnings

35

Consolidated Statements of Retained Earnings (Deficit)

35

Consolidated Balance Sheets

36

Consolidated Statements of Cash Flow

37

Notes to Consolidated Financial Statements

38

Board of Directors and Officers

53

General Information

53

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

DEFINITIONS OF RESERVES AND RESOURCES (CONTINUED)

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

2006 ANNUAL REPORT

01

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in Canadian dollars, unless otherwise stated)

In this report, the management of Richmont Mines Inc. (“Richmont Mines” or “the Company”), wishes to present the Company’s highlights from the past year. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP), which are the same as those used in the presentation of the financial statements for the year ended December 31, 2006. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 30.

THE COMPANY’S BUSINESS ACTIVITIES: STRATEGY AND OBJECTIVES

Richmont Mines is principally engaged in activities related to the exploration, development and operation of gold mining properties currently in Northeast Canada. Its strengths are its ability to develop advanced exploration projects, to operate and recover gold from underground narrow veins mines. The Company was founded in 1981 and, since 1991, has produced more than 900,000 ounces of gold.

Richmont Mines currently has several properties which are located in the provinces of Quebec, Ontario and Newfoundland and Labrador. It is currently producing and exploring at the Beaufor Mine, in the process of completing production and closing its East Amphi Mine by the end of the second quarter of 2007, and completing the reserve calculation to take a commercial production decision at Island Gold.

The Company’s strategy is to capitalize on its existing properties through exploration and development to acquire advanced projects in North America where its expertise can be applied to improve production efficiencies. The Company’s primary objective over the next five years is to become a profitable, intermediate North American producer of gold operating three to four sites while establishing at least one million ounces of reserves.

To implement its strategy in 2007 and fill its pipeline of projects, the Company will focus on advancing the Island Gold project into commercial production and pursue several exploration projects on its properties. This includes a 20,000 meter drill program at Beaufor and a $1.0 million exploration project at Valentine Lake. It will evaluate acquisition and partnership opportunities in order to expand the value of its portfolio of mineral properties, build its reserve base and accelerate its rate of production. Additionally, the Company will continue to assess and rationalize the quality of its non-core asset base in order to maximize future shareholder value.

02

RICHMONT MINES INC.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•

Net earnings of $3.2 million in 2006, compared with a net loss of $27.5 million in 2005;

•

Commissioning of the Island Gold Mill; 3,256 ounces of gold from development material processed in fourth quarter; 189,430 ounces measured and indicated resources – 43-101 technical report filed on November 30, 2006;

•

Sales of 44,866 ounces of gold produced at an average cash cost of US$538 per ounce in 2006 and sold at an average price of US$600 per ounce;

•

Gain of $3.7 million on the sale of assets in 2006.

PRINCIPAL FINANCIAL DATA1
	2006	2005	2004

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	604	444	410
Average selling price (US$)	600	443	410
Exchange rate (US$/CAN$)	1.1341	1.2116	1.3015
Ounces of gold sold	44,866	36,956	69,207
Average cash cost (US$/ounce)[2]	538	374	294

KEY FINANCIAL DATA (in thousands of CAN$)
Revenues	36,125	21,645	39,641
Net earnings (loss)	3,194	(27,480)	732
Cash flow from (used in) operations	2,429	(3,996)	6,114
Acquisition of property, plant and equipment	25,682	29,035	12,625
Cash, cash equivalents and short-term investments	16,882	15,491	26,080
Total assets	78,498	54,226	56,194
Shareholder’s equity	54,690	40,464	45,412

Proven and probable reserves as of December 31 (ounces)	61,279	240,600	176,000
Shares outstanding as of December 31 (thousands)	24,180	20,995	16,170

KEY PER SHARE DATA
Stock Price (at closing)
US$ (AMEX)	2.36	3.65	4.58
CAN$ (TSX)	2.80	4.35	5.50

NUMBER OF EMPLOYEES AS OF DECEMBER 31	305	257	180

THE GOLD MARKET

The gold market was very dynamic in 2006, with prices reaching almost US$726 per ounce during the year.

____________________

1 Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company's properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2 The cash cost includes operating costs and royalties.

2006 ANNUAL REPORT

03

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

In 2006, the average market price of gold rose more than 36% to US$604 per ounce compared with US$444 in 2005. In 2005, the price rose 8% over the average price of US$410 per ounce for 2004. These consecutive rises in gold prices have resulted in growth that has benefited all gold producers in recent years, although the strength of the Canadian dollar has lessened the impact on Canadian producers. The main factors that had a positive influence on the price of gold are:

•

Depreciation of the US dollar relative to other currencies and the low interest rates that prevail;

•

Non-hedging and reduced hedging policies of producers;

•

Demand that exceeds the industry’s annual production;

•

Ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and that the price of gold will continue to climb.

EXCHANGE RATES

The Canadian dollar has risen in value over the past few years, rising from an average of US$0.77 in 2004 to US$0.83 in 2005 and again to US$0.88 in 2006.

NET EARNINGS (LOSS)

	2006	2005	2004
	$	$	$

Net earnings (loss)	3,193,562	(27,480,010)	732,096

Net earnings (loss) per share
Basic	0.14	(1.54)	0.05
Diluted	0.14	(1.54)	0.04

The difference of $30,673,572 between the net earnings of 2006 and the net loss of 2005 can be explained primarily by the non-cash write-down of the mining assets of the East Amphi property, for which a charge of $26,040,953 was recorded in 2005. In view of its calculation of the reserves and resources, as well as the investments already made, the Company reviewed the book value of this property according to the discounted future cash flow method in order to establish the fair value of the property’s mining assets. This method was based on revenues from proven and probable reserves, the production costs, the investment required to extract these reserves, and the residual value of the assets at the end of the project. The Company used US$500 per ounce as the price of gold and 1.15 (US$0.87) as the exchange rate, for a price in Canadian dollars of $575 per ounce. When the reduction of $3,134,699 in future mining and income taxes was taken into account, the net write-down was $22,906,254. The second factor that contributed to the variance in earnings was the $3,259,275 gain on the sale, on October 30, 2006, of the assets of the Nugget Pond property, located in Newfoundland. This amount includes the sale price of $2,250,000, the elimination of the property’s asset retirement obligations in the amount of $709,275, and the issue to the Company of 1,000,000 shares in the acquiring company, New Island Resources Inc. (TSX-V: NIS), having a market value of $300,000 at the time of the transaction. Finally, the Company recovered mining and income taxes for a net amount of $2,685,682 in 2006 following a federal tax refund due to the carry-back of losses and reduction in the valuation allowance related to the future income tax liability recognized as a result of the 2005 flow-through share financing.

04

RICHMONT MINES INC.

The difference of $28,212,106 between the net loss of 2005 and the net earnings of 2004 was primarily due to the write-down of mining assets described above and the decline in revenues from precious metals that resulted from a decline in the number of ounces of gold sold compared with 2004 as a result of the closure of the Hammerdown Mine.

REVENUES

	2006	2005	2004
	$	$	$

Precious metals	30,539,489	19,845,054	36,981,017
Gain on the sale of assets	3,660,199	384,145	-
Others	1,924,863	1,415,834	2,660,390

	36,124,551	21,645,033	39,641,407

Ounces sold	44,866	36,956	69,207

In 2006, the difference of $10,694,435 between the precious metals revenue of 2006 and 2005 was primarily due to the increase in gold sales at a higher average price per ounce. Specifically, 44,866 ounces of gold from the Beaufor and East Amphi mines were sold at an average price of US$600, compared with 36,956 ounces of gold, mainly from the Beaufor Mine, sold at an average price of US$443 in 2005. The difference of $17,135,963 between the precious metals revenue of 2005 and 2004, when sales totalled 69,207 ounces of gold from the Beaufor and Hammerdown mines at an average price of US$410 per ounce, was attributable primarily to the decline in gold sales that followed the closure of the Hammerdown Mine as a result of the depletion of its mineral reserves.

The difference between the gain on the sale of assets realized in 2006 and 2005 was the result of the sale of the Nugget Pond property.

The difference of $509,029 between other revenue reported in 2006 and 2005 was primarily a result of an increase in interest revenue from short-term investments due to the increase in liquid assets following the financing by short-form prospectus that was completed in June 2006. The difference of $1,244,556 between other revenue reported in 2005 and 2004 reflects higher custom milling revenue achieved in 2004, when 70,268 tonnes of ore were processed, compared with 42,842 tonnes in 2005.

OPERATING COSTS

	2006	2005	2004
	$	$	$

Beaufor Mine	16,354,040	16,752,859	21,121,764
East Amphi Mine	11,004,215	-	-
Hammerdown Mine	-	-	5,403,211

	27,358,255	16,752,859	26,524,975

2006 ANNUAL REPORT

05

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

The difference of $10,605,396 between the total operating cost of 2006 and 2005 was a result of the start of commercial production of the East Amphi Mine in February 2006 which brought the total number of tonnes of ore milled from the Beaufor and East Amphi mines to 318,707, compared with the 199,269 tonnes of ore produced solely at the Beaufor Mine in the previous year. The difference of $9,772,116 between the total operating cost of 2005 and 2004 was due principally to the decline in the total number of tonnes of ore processed, which fell from 306,851 tonnes in 2004 to 199,269 tonnes in 2005 because of the closure of the Hammerdown Mine in 2004 as a result of the depletion of its mineral reserves. The cost of production per ounce sold rose from US$294 in 2004 to US$374 in 2005 and to US$538 in 2006.

The amount of royalties paid out in these years declined along with the gold production of the Beaufor Mine, for which the Company pays royalties to Aurizon Mines Ltd (TSX: ARZ), for 50% of ounces produced which amounted to $12.50 per ounce produced. In November 2006, according to the royalty agreement, royalties paid out increased to $30.00 per ounce produced. No royalties were payable on the ounces of gold produced at the East Amphi Mine.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

	2006	2005	2004
	$	$	$

Island Gold project	23,378,339	12,622,482	-
Beaufor Mine	1,706,421	2,770,812	1,478,118
East Amphi Mine	-	13,215,310	10,504,244
Other	597,233	426,719	642,216

	25,681,993	29,035,323	12,624,578

In 2006, the bulk of the Company’s investments, or a total of $23,378,339, was mainly allocated to the Island Gold project, the details of which appear in the section “Summary of operating results” under the heading “The Island Gold advanced exploration project.” More modest investments were made at the Beaufor Mine and in other property, plant and equipment. In 2005, beyond the amounts invested at the Beaufor Mine and other property, plant and equipment, the investments included $12,622,482 at the Island Gold property and $13,215,310 at the East Amphi advanced exploration project, at which $10,504,244 was invested in 2004.

06

RICHMONT MINES INC.

 SUMMARY OF OPERATIONS

Island Gold advanced exploration project3
	2006	2005

Exploration expenses ($)	263,975	141,178

Investment in exploration and development ($)

Property, plant and equipment	1,593,214	1,482,678
Mill	1,191,850	-
Capitalized exploration and development costs	20,593,275	11,139,804

	23,378,339	12,622,482

Development metres	3,469	2,111

Metres of exploration drilling
Underground	28,149	7,903
Surface	10,602	-

In 2006, an investment of $23,378,339 went to the continuation of advanced exploration and development work at the Island Gold property. The underground exploration drilling completed in the Island Zone, which is required for the calculation of mineral reserves, is currently being processed, and the calculation is expected to be available towards the end of the first quarter of 2007. In addition, a program of surface exploration at the Lochalsh and Goudreau zones, both of which show high potential for exploration, was completed, for a total of more than 10,000 metres of drilling. The data will be updated as soon as the calculations of the resources in these zones are available.

Throughout 2006, development of underground infrastructure continued in order to give access to strategic locations identified, according to models of mineralization, so that drilling can be performed at targets defined in the exploration program for the Island Zone. In addition, the work completed made it possible to evaluate the land in more detail within a long-term operational context and put the site into commercial production more quickly once a decision to this effect has been made. Currently the ramp has a vertical depth of 315 metres and is being extended to Level 340 in order to give access to the zones at depth.

The mill was gradually put into operation in September 2006. As of December 31, 2006, approximately 41,500 tonnes of mineralized material had been processed in the course of mining and milling tests. In all, 2,151 ounces of gold from the Island Gold project were sold in 2006 at an average price of US$633. The yield from these sales was deducted from the cost of developing this property, in compliance with the prevailing accounting standards. The parameters identified and the metallurgical results obtained are currently being used to calculate the reserves.

_______________

3 In the consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

2006 ANNUAL REPORT

07

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

The processing of mineralized material continues in 2007. During the second quarter of 2007, the Company could make a decision about bringing the Island Gold project into commercial production, which is conditional on the calculation of the reserves at the Island Zone and the acceptance of the closure plan by the Ontario Ministry of Northern Development and Mines. In addition, drilling of the zones that have shown strong potential will continue in order to confirm the models of mineralization, as well as to increase resources and convert them into reserves. Based on the drill holes done up to June 30, 2006, Genivar, an independent firm, estimated the mineral resources, which totalled 519,729 tonnes at an average grade of 11.34 g/t, or 189,430 ounces of gold from measured and indicated resources, and 196,917 tonnes at 10.16 g/t, for a total of 64,949 ounces from inferred resources.

Beaufor Mine

	2006	2005	2004

Tonnes	139,513	199,269	266,793
Grade (g/t)	5.54	5.72	6.13
Ounces sold	24,866	36,649	52,623
Cash cost per ounce (US$)	580	377	308

Investment in development ($)	1,706,421	2,770,812	1,478,118
Exploration expenses ($)	1,342,438	862,150	980,166

Differed development metres	1,299	1,577	997

Metres of exploration drilling
Definition	18,513	21,524	14,928
Underground	17,803	13,023	11,793
Surface	4,789	-	1,603

In 2006, 139,513 tonnes of ore at an average recovered grade of 5.54 g/t were processed, and 24,866 ounces of gold were sold at an average price of US$598. In 2005, 199,269 tonnes of ore at an average recovered grade of 5.72 g/t were processed, and 36,649 ounces of gold were sold at an average price of US$443. In 2004, 266,793 tonnes of ore at an average recovered grade of 6.13 g/t were processed, and 52,623 ounces of gold were sold at an average price of US$410.

In 2006, the production rate was primarily affected by the reduced availability of long-hole stopes. This situation was due to the lack of continuity in the mineralized zones to the east of the Beaufor property. In short, the problem has been traced to some stopes located within narrow mineralized zones for which definition drilling has not confirmed reserves, despite sustained underground development in the eastern sector. This situation, combined with the higher cost of materials, energy and salaries and the appreciation of the Canadian dollar relative to the US dollar, were the main reasons for the increase in the production cash cost per ounce, which rose from US$308 in 2004 to US$377 in 2005 and again to US$580 in 2006.

In October 2006, following the evaluation of various options proposed for the Beaufor Mine, Richmont Mines announced that exploration work would be accelerated and that a program of 20,000 metres of drilling would be undertaken in order to identify large new mineralized zones at the Beaufor Mine. The first holes were drilled in search of structures to the south of the mine to discover new faults that may contain gold-bearing zones. In addition, drilling was also performed in order to define the extensions of the two primary zones of the deposit. Of the 20,000 metres planned in the exploration program, 5,000 were completed at the end of the financial year.

08

RICHMONT MINES INC.

The independent firm Golder and Associates was given the mandate of preparing a report on the reserves, which it recently completed. The results of the report indicate that as of December 31, 2006, proven and probable reserves total 184,870 tonnes of ore at an average grade of 8.33 g/t, for 49,490 ounces of gold, while measured and indicated resources total 611,465 tonnes of ore at an average grade of 7.55 g/t, or 148,394 ounces of gold. These results can be credited primarily to the redefinition of certain technical parameters, such as the cut-off values for the high grades, a stricter selection of mineralized blocks that takes into consideration the specific geological models of the eastern sector of the Beaufor Mine, and higher operating expenses due principally to the lower rate of production.

In 2007, the Company will continue the major exploration program already under way in order to discover significant mineralized zones. As announced in October 2006, the Company will reduce production at the Beaufor Mine to approximately 20,000 ounces of gold.

East Amphi Mine

	2006	2005	2004

Tonnes	179,194	-	-
Grade (g/t)	3.47	-	-
Ounces sold	20,000	-	-
Cash cost per ounce (US$)	485	-	-

Investment in exploration and development ($)4,5	-	13,215,310	10,504,244
Exploration costs ($)	248,384	200,250	124,595

Differed development metres	-	3,121	2,123

Metres of exploration drilling
Underground	2,395	19,913	1,323
Surface	2,018	2,373	12,713

In 2006, 179,194 tonnes of ore at an average recovered grade of 3.47 g/t were processed, yielding 20,000 ounces of gold sold at an average price of US$603. Despite a grade that was weaker than expected, the cash cost of production met expectations at US$485 per ounce. No production took place in 2004 or 2005 since the project was an advanced exploration project at the time.

During the year, Richmont Mines appraised the potential of A3 Zone as well as B2 and B North zones, which are located to the west of the deposit and at Level 200, respectively. In all, 2,395 metres of drilling was performed. In view of the substantial investment needed to gain access to the reserves, the grade falling short of expectations following exploration drilling, and the disappointing results in the zones offering the best potential near the current infrastructures, the probable reserves defined in 2006 were reclassified into resources. As of December 31, 2006, proven reserves totalled 99,909 tonnes of ore at an average grade of 3.67 g/t, or 11,789 ounces of gold, and measured and indicated resources totalled 867,094 tonnes of ore at an average grade of 5.90 g/t, or 164,554 ounces of gold. Richmont Mines will therefore end its production work at the East Amphi Mine during the second quarter of 2007, when all of the proven reserves will have been depleted.

______________

4 For the years 2004 and 2005, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during this period.

5 During 2004 and 2005, Richmont Mines had received exploration tax credits totalling $1,031,053 and $2,034,642, respectively.

2006 ANNUAL REPORT

09

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Currently the Company is evaluating different options in order to maximize the value of the East Amphi property, which is strategically located to the south of the Larder Lake-Cadillac Break in the Malartic mining camp.

Other properties

	2006	2005	2004
	$	$	$

Exploration costs
Francoeur property	146,165	49,974	10,864
Valentine Lake property	66,606	393,200	1,056,283
Wasamac property	53,855	39,685	290,982
Other properties	167,560	281,613	783,111
Project evaluation	582,646	508,746	349,763

Considering the rising price of gold, Richmont Mines developed during the second quarter of 2006 an additional drilling plan, valued at approximately $5 million for 2006 and 2007, which targets properties located in large mining camps in Ontario, Quebec and Newfoundland and where previous drilling has shown high gold values. Drilling programs have been launched primarily at the Courvan (Beaufor sector), Fourax (East Amphi sector) and Francoeur properties. The exploration work at these projects will continue in 2007. There have been promising results at the Courvan property, including an intersection of 13.9 g/t over 3.6 metres.

In 2006, an assessment of the mineral potential of the Valentine Lake property, located in Newfoundland, was completed by InnovExplo, an independent consultant. To date, 17 attractive sectors have been identified. Richmont Mines will intent to launch a major exploration program in 2007 in order to define new resources and acquire a 70% interest in this property by a final exploration commitment of approximately $1,000,000 before October 31, 2007.

ADMINISTRATION EXPENSES

	2006	2005	2004
	$	$	$

Stock-based compensation	393,267	1,349,711	902,370
Other administration expenses	2,564,076	2,573,352	2,134,252

	2,957,343	3,923,063	3,036,622

The variations in administrative expenses over the past three years were directly related to the change in stock-based compensation. The same amounts have been credited to contributed surplus for these allocations of stock options.

RICHMONT MINES INC.

Of the 630,000 options granted in 2006, 345,000 options represent renewals of options already granted to directors and employees, and the balance of 285,000 options represents the granting of options to new employees. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $1.42, compared with $2.35 in 2005 and $3.07 in 2004. The higher cost of stock-based compensation in 2005 was attributable to the granting of 300,000 options to directors, with immediate vesting, whereas 150,000 options were issued under these conditions in 2004. No options were issued under these conditions in 2006.

WRITE-DOWN OF MINING ASSETS

In 2005, Richmont Mines recorded a write-down of the mining assets of the East Amphi property in the amount of $26,040,953.

MINING AND INCOME TAX EXPENSES (RECOVERY)

	2006	2005	2004
	$	$	$

Current	(884,833)	(2,959,596)	568,471
Future	(1,800,849)	479,776	62,966

	(2,685,682)	(2,479,820)	631,437

The recovery of current taxes in 2006 was mainly due to a federal tax refund of $955,410, resulting from the carry-back of losses to prior years, and to a tax expense of $85,284 related to the $7.5 million flow-through share financing realized in 2005.

The future income tax of 2006 was attributable primarily to the recovery of $2,292,620 in future taxes that is related to the reduction in the valuation allowance. This reduction is related to the future income tax liability recognized during the year as a result of the issue of $7,500,000 in flow-through shares completed in December 2005, for which the Company renounced its tax deductions to the benefit of the shareholders in February 2006. Furthermore, a reduction of $578,280 in the future tax assets, related to the reduction in valuation allowance, of the subsidiary Louvem Mines Inc. diminished the future tax recovery.

The recovery of current income taxes in 2005 came from a recovery of $1,367,991 in federal taxes following the carry-back of losses and from a refundable tax credit on mineral rights in the amount of $1,634,171.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2006
				Quarter	Year
	Q1	Q2	Q3	Q4	2006

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Revenues	8,085	9,505	8,127	10,408	36,125
Operating costs1	7,927	7,837	6,285	6,114	28,163
Administration	873	531	653	900	2,957
Exploration and project evaluation	456	513	796	315	2,080
Depreciation and depletion	678	788	710	970	3,146
Others2	(2,530)	(638)	121	(368)	(3,415)

Net earnings (loss)	681	474	(438)	2,477	3,194

Cash flow from operations	950	934	115	430	2,429
Investments in property, plant and equipment	4,753	7,184	8,098	5,647	25,682

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.03	0.02	(0.02)	0.11	0.14

Weighted average number of shares
outstanding (thousands)	20,995	22,109	24,238	24,225	22,904

OUNCES OF GOLD SOLD
Beaufor Mine	8,362	6,903	5,000	4,601	24,866
East Amphi Mine	3,746	6,100	5,653	4,501	20,000

Total	12,108	13,003	10,653	9,102	44,866

KEY PER-OUNCE OF GOLD DATA	US$	US$	US$	US$	US$
Selling price	570	613	608	613	600
Cash cost
Beaufor Mine	599	566	540	606	580
East Amphi Mine	515	483	468	485	485
Weighted average	573	527	502	547	538

Depreciation and depletion	42	47	51	85	55

Total cost	615	574	553	632	593

 Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included

 Future mining and income tax expense (recovery) and minority interest are included

RICHMONT MINES INC.

QUARTERLY REVIEW 2005
				Quarter	Year
	Q1	Q2	Q3	Q4	2005

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Revenues	7,365	7,128	3,052	4,100	21,645
Operating costs 1	5,362	5,399	2,989	3,893	17,643
Administration	695	1,407	934	887	3,923
Exploration and project evaluation	554	507	717	597	2,375
Depreciation and depletion	462	456	309	390	1,617
Write-down of mining assets	-	-	-	26,041	26,041
Others2	192	529	(507)	(2,688)	(2,474)

Net earnings (loss)	100	(1,170)	(1,390)	(25,020)	(27,480)

Cash flow used in operations	(639)	(1,489)	(429)	(1,439)	(3,996)
Investments in property, plant and equipment	5,729	6,933	10,692	5,681	29,035

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	0.01	(0.07)	(0.08)	(1.40)	(1.54)

Weighted average number of shares
outstanding (thousands)	16,165	16,143	19,485	19,504	17,838

OUNCES OF GOLD SOLD
Beaufor Mine	12,133	13,223	4,931	6,362	36,649
Hammerdown Mine	307	-	-	-	307

Total	12,440	13,223	4,931	6,362	36,956

KEY PER-OUNCE OF GOLD DATA	US$	US$	US$	US$	US$
Selling price	434	438	438	475	443
Cash cost
Beaufor Mine	334	334	440	499	377
Hammerdown Mine	15	-	-	-	15
Weighted average	326	334	440	499	374

Depreciation and depletion	19	20	28	31	23

Total cost	345	354	468	530	397

1

 Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included

2

 Future mining and income tax expense (recovery) and minority interest are included

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

ANNUAL REVIEW, 2002 TO 2006
(Years ended December 31)	2006	2005	2004	2003	2002

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Revenues	36,125	21,645	39,641	50,309	51,776
Operating costs 1	28,163	17,643	27,658	31,327	26,322
Administration	2,957	3,923	3,037	2,772	3,874
Exploration and project evaluation	2,080	2,375	3,475	3,626	3,728
Depreciation and depletion	3,146	1,617	3,548	4,818	6,812
Mining and income taxes	(2,685)	(2,480)	631	1,726	3,936
Minority interest	(730)	6	560	1,005	31
Write-down of mining assets	-	26,041	-	-	-

Net earnings (loss)	3,194	(27,480)	732	5,035	7,073

Cash flow from (used in) operations	2,429	(3,996)	6,114	8,577	15,936
Investments in property, plant and equipment	25,682	29,035	12,625	9,276	2,095
Cash, cash equivalents and short-term
investments	16,882	15,491	26,080	30,084	30,979
Working capital	21,171	21,877	25,925	31,184	29,756
Shareholders’ equity	54,690	40,464	45,412	43,608	37,149

KEY PER-SHARE DATA (CAN$)
Net earnings (loss)
Basic	0.14	(1.54)	0.05	0.32	0.46
Diluted	0.14	(1.54)	0.04	0.31	0.45
Weighted average number of common
shares outstanding (thousands)	22,904	17,838	16,127	15,926	15,339
Shares outstanding (thousands)	24,180	20,995	16,170	16,074	15,747

OUNCES OF GOLD SOLD
Beaufor Mine	24,866	36,649	52,623	55,774	54,374
Hammerdown Mine	-	307	16,584	37,118	48,316
East Amphi Mine	20,000

Total	44,866	36,956	69,207	92,892	102,690

KEY PER-OUNCE OF GOLD DATA	$ US	$ US	$ US	$ US	$ US
Selling price	600	443	410	370	309
Cash cost
Beaufor Mine	580	377	308	245	163
East Amphi Mine	485	-	-	-	-
Hammerdown Mine	-	15	251	230	159
Weighted average	538	374	294	240	162

Depreciation and depletion	55	23	35	35	39

Total cost	593	397	329	275	201

NUMBER OF EMPLOYEES (as of December 31)	305	257	180	232	234

1

 Expenses related to operating costs, royalty, custom milling and accretion expense of asset retirement obligations are included

RICHMONT MINES INC.

SUMMARY OF RESULTS FOR THE FOURTH QUARTER OF 2006

	2006	2005
	$	$

Revenues	10,407,125	4,100,286
Expenses	7,930,009	29,120,803
Net earnings (loss)	2,477,116	(25,020,517)
Cash flow from (used in) operations	429,854	(1,438,603)

The increase of $6,306,839 in total revenues for the fourth quarter of 2006 compared with the fourth quarter of 2005 was a result of the increase in ounces of gold sold, at a higher average price in 2006 and by the gain on the sale of assets.

The difference of $27,497,633 between net earnings in the fourth quarter of 2006 and the net loss posted in the same quarter in 2005 was primarily a result of the non-cash write-down of the mining assets of the East Amphi property, which totaled $26,040,953 in 2005. The gain realized on the sale of the mining assets of the Nugget Pond property in 2006 also contributed, in a lesser way, to increase this difference.

CASH AND CASH EQUIVALENTS

As at December 31, 2006, the Company had working capital of $21,170,805, compared with $21,877,251 as of December 31, 2005. Although investments in property, plant and equipment during the year totalled $25,060,002, this stability of working capital was attributable primarily to the financing completed in June 2006, which yielded the Company net proceeds of $13,776,732, the recovery of $4,891,682 in taxes; and proceeds of $2,250,000 realized on the sale of the assets of the Nugget Pond property.

Total advances to a minority partner in the Island Gold project (Patricia Mining Corp. (TSX: PAT)) was $4.5 million during 2006. Since this advance is repayable in 36 equal and consecutive monthly payments starting on April 1, 2007, and bears interest at 3% over the prime rate, an amount of $1,125,000 was recorded in short-term accounts receivable in 2006. This advance is guaranteed by the 45% interest that the borrower owns in the Island Gold mining project, which is held jointly with the Company.

CAPITAL RESOURCES

In 2006, Richmont Mines issued 3,100,000 common shares at $4.90 each, for gross proceeds of $15,190,000, as part of a financing by short-form prospectus concluded in June 2006, for net proceeds of $13,776,732. This financing was completed in order to fund the exploration and development of the Island Gold project and the ongoing exploration programs. In 2005, Richmont Mines issued 3,246,000 common shares at $4.90 each under a $15,905,400 private placement that was concluded on June 28. Net proceeds totalled $14,663,527 and were mainly used for the development of the East Amphi and Island Gold projects. On December 6, 2005, Richmont Mines issued 1,500,000 common flow-through shares at a price of $5.00 per share for gross proceeds of $7,500,000 that were used in 2006 for exploration at the Island Gold property. The net proceeds of this financing totalled $6,851,759. In 2004, the Company made a private placement by issuing 110,000 flow-through shares for gross proceeds of $770,000.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

In addition, Patricia Mining Corp., a 45% partner in the Island Gold project, paid a net amount of $7,465,500 in 2006 as its proportional share of the investments made in this property.

The Company also issued 143,300 common shares following the exercise of options in 2006, for a total exercise price of $334,129. In 2005, the Company issued 154,500 common shares following the exercise of options, for a total cash consideration of $289,845. In 2004, following the exercise of stock options, 203,000 common shares were issued, for a total cash consideration of $705,650.

Under the share buyback program in effect since November 1, 2006, which is motivated by the possible undervaluation of common shares by the market, given the financial situation of Richmont Mines and its future outlook, and by the position that their repurchase by the Company represents an appropriate use of the Company’s funds, Richmont Mines bought back 57,500 common shares, for a total amount of $170,925. The shares were cancelled immediately after their repurchase. In 2005, under the share buyback program then in effect, the Company bought back 75,600 common shares, for a total amount of $345,630. In 2004, Richmont Mines bought back 217,000 common shares, for a total amount of $1,088,001, under its share buyback program then in effect.

In 2006, one of the Company’s subsidiaries, Louvem Mines Inc., bought back 35,000 common shares under its own share buyback program, for a total amount of $12,600. In 2005, it had bought back 141,000 common shares, for a total amount of $60,755 and in 2004, it had bought back 172,300 common shares, for a total amount of $142,586.

After three years of active capital expenditures on its projects, Richmont Mines current investment forecast for its existing projects is limited and should be funded with existing cash and cash equivalents and with cash flow from operations.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on the output of the Beaufor Mine and of certain other properties, if they should enter commercial production.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenue and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. Under this agreement, an amount of $900,000 must be repaid on July 31, 2007 if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the “AM FIX” of the London Stock Exchange is greater than or equal to US$325. It is currently impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

RELATED PARTIES

The Company has not entered into any transactions with related parties

OFF-BALANCE-SHEET TRANSACTIONS

In 2006, 2005 and 2004, the Company was not involved in any off-balance-sheet transactions.

RICHMONT MINES INC.

NEW ACCOUNTING PRONOUNCEMENTS

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued new Handbook Section 3855 “Financial instruments – recognition and measurement”, effective for annual periods beginning on October 1, 2006. This standard prescribes when a financial asset, financial liability, or non-financial derivate is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. It also specifies how financial instrument gains and losses are to be presented. The application of these standards is not expected to have a significant effect on the Company.

Comprehensive Income

In January 2005, the CICA issued new Handbook Section 1530 “Comprehensive Income”, effective for annual periods beginning on October 1, 2006. This section introduce a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. Richmont will therefore include a new statement entitled “Comprehensive income” in order to provide the required information in accordance with this standard.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant and for which the actual amounts may differ considerably and affect operating results.

Mineral reserves

The main parameters used to determine the mineral reserves are the following:

	2006	2005	2004

Gold (US$/ounce)	513	450	400
Exchange rate (US$/CAN$)	1.12	1.20	1.31
Gold (CAN$/ounce)	575	540	524

Property, plant and equipment

The costs related to the development of a mining property are recorded at the time when the property shows potential for development. When commercial production begins, these capitalized development costs and construction costs are amortized over the mineral reserves of the deposit. The mineral reserves are estimated by professional geologists and engineers according to industry standards and the estimated future prices of metals, operating costs and technical parameters. The annual tests for depreciation are carried-out by using the same parameters and the estimated residual value of the equipment. Changes to any key estimate of assumption may result in a considerable reduction of mineral reserves, which could have a negative impact on the book value of these properties, plants and equipments.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

In 2007, the assumptions used in the asset valuation process were a price of US$625 per ounce of gold and an exchange rate of 1.12. For 2008 and 2009, a price of US$550 per ounce of gold and an exchange rate of 1.15 were used in order to estimate future revenue.

Asset retirement obligations

The future costs of the restoration of a mining site are estimated according to the projected cost of labour, the known environmental impact and the effectiveness of measures to repair and restore the site. The time frame for making the expenditures is subject to changes related to the continuity of operations and to the discovery of new reserves.

Option-based compensation

The Company grants stock options as part of its compensation program. The prevalent Black-Scholes model is used to evaluate the cost of these options. This model requires management to make a number of estimates.

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

Changes to accounting policies

No changes to accounting policies were made during the last two years.

Financial instruments

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2006, 2005 and 2004, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

RICHMONT MINES INC.

GENERAL ANNUAL INFORMATION

Labour relations

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The collective bargaining agreement of the employees at the Camflo Mill expired in December 2006. Negotiations have been completed and the hourly employees have approved the new agreement in February 2007. As at December 31, 2006, the Company employed a total of 305 workers and 66 contractors. Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard; there is a very active health and safety committee at the Beaufor Mine and the Camflo Mill, and Richmont Mines has a good record of health and safety in the workplace. At the East Amphi Mine and the Island Gold project, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace have been instituted, in compliance with the laws applicable in Quebec and Ontario.

Environment

Since respect for the environment is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2006, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $1,390,790. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Financial Director, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of December 31, 2006.

Management has concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company, particularly during the period in which this report was being prepared.

Management is responsible for and has designed internal controls over financial reporting or caused it to be designed under management supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the last quarter of 2006, we made improvements to the design of our internal controls over financial reporting and to the design of our disclosure controls and procedures in preparation for the certification of our annual filings for the period ending December 31, 2006 under Multilateral Instrument 52-109.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also directly linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges while paving the way for a promising and profitable future.

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds interests in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

•

fluctuations in commodity prices;

•

costs of constructing and operating a mine, as well as processing and refining facilities, in a specific environment;

•

availability of economic sources of energy and adequacy of water supply;

•

adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

•

data on which engineering assumptions are made;

•

changes in the regulatory environment (including regulations relating to prices permits, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

industrial accidents and labor actions or unrest;

•

unusual or unexpected geological or geotechnical formations;

RICHMONT MINES INC.

•

unanticipated ground or water conditions;

•

slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

•

environmental hazards, including discharge of pollutants or hazardous chemicals;

•

unanticipated grade and tonnage of ore to be mined and processed;

•

unusual or unexpected adverse operating conditions;

•

hazards involved in the drilling and mining of ore;

•

availability of qualified workforce;

•

natural phenomena and “acts of God” such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Failure to Achieve Production Estimates

The ore reserves presented in the Company’s public disclosure materials are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on proven and probable reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s exploration programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

RICHMONT MINES INC.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerably and are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. dollars over the past five years:

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

	(US$)	Exchange rate	(CAN$)

2002	310	1.57	487
2003	363	1.40	509
2004	410	1.30	534
2005	444	1.21	538
2006	604	1.13	685

When calculating its mineral reserve estimates, the estimate of the price of gold used by the Company for each of its mines was CAN$575 per ounce. In the event of a sustained, significant drop in gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since gold price is established in US dollars, a significant increase in the value of the Canadian dollar relative to the US dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to the sale of gold.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title. Properties may be subject to prior registered and unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Certain of the properties in which the Company has an interest, including the Island Gold property, are registered in the names of entities which are not controlled by the Company. The Company’s interest in those properties is evidenced by the agreement between the Company and the registered owner. In addition to challenges to the registered holder’s title, the Company is subject to the risk that the Company may not have the ability to enforce each of the terms of the relevant contract in certain circumstances. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations as between the parties to that agreement.

RICHMONT MINES INC.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all.

Joint Ventures

No assurance can be provided that the Company’s joint venture partners will not veto the Company’s plans for its business and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions such as an increase or reduction of registered capital, merger, division, dissolution, amendment of the constating documents, and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions which could lead to a deadlock.

RICHMONT MINES INC.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, the Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with respect to which the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of key employees or the key employees of any business the Company acquires;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company would use available cash, incur debt, issue Common Shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

From time to time, the Company engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into the Company’s operations. If the Company fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relative to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s mineral reserves or resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions, and general conditions in the mining industry or the worldwide economy. There can be no assurance that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional Company’s common shares in the future pursuant to existing agreements.

RICHMONT MINES INC.

Dividend Policy

The Company has not declared or paid any dividends on its Company’s common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its Company’s common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors will declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

The calculation of the reserves and resources of the properties of Richmont Mines were performed by qualified persons as defined by National Instrument 43-101 and were supervised by Mr. Jules Riopel, M.Sc., P. Geo., MBA, an employee of Richmont Mines Inc., a qualified person under the terms of this standard. The resource calculation of the Island Gold property, filed on November 30, 2006, was performed by qualified persons as defined by National Instrument 43-101 and was supervised by Mr. Michel Garon, Eng., and Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this standard. The reserves calculation of the Beaufor Mine, as at December 31, 2006, was performed by qualified persons as defined by National Instrument 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard. A National Instrument 43-101 compliant technical report on the East Amphi Mine was prepared by Jules Riopel as of December 31, 2005. In May 2006, Yves Rougerie, Geo., an independent consultant, filed a certificate which confirmed that the technical report was compliant with the National Instrument 43-101.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Compliance with Canadian securities regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled “Risks and uncertainties” and this “Management’s Discussion and Analysis.” You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include variations in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at March 30, 2007. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

RICHMONT MINES INC.

Common shares
	2006	2005	2004

Weighted average outstanding	22,903,984	17,837,886	16,126,784
Issued and outstanding	24,180,353	20,994,553	16,169,653
Diluted	26,298,053	23,032,553	18,112,153
Closing price on December 31	2.80	4.35	5.50

Toronto Stock Exchange (TSX) (CAN$)
2006	Share volume	High	Low	Close
First quarter	2,676,457	4.65	3.55	4.40
Second quarter	2,493,782	5.40	3.78	4.05
Third quarter	1,200,131	4.30	2.63	2.75
Fourth quarter	1,451,291	3.52	2.40	2.80
Annual summary	7,821,661	5.40	2.40	2.80

American Stock Exchange (AMEX) (US$)
2006	Share volume	High	Low	Close
First quarter	2,161,600	4.00	3.21	3.76
Second quarter	2,666,000	4.75	3.36	3.60
Third quarter	1,739,000	3.87	2.36	2.46
Fourth quarter	2,610,000	3.10	2.18	2.36
Annual summary	9,176,600	4.75	2.18	2.36

2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

TABLE OF RESERVES AND RESOURCES
	December 31, 2006			December 31, 2005
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Beaufor Mine
Proven reserves1	66,167	6.90	14,676	114,600	7.31	26,900
Probable reserves1	118,703	9.12	34,814	392,000	8.98	113,200
Measured resources	78,642	5.94	15,029	101,800	5.36	17,600
Indicated resources	532,823	7.79	133,365	629,300	6.77	137,000
Inferred resources	-	-	-	46,000	9.42	13,900

East Amphi Mine
Proven reserves1	99,909	3.67	11,789	288,900	4.04	37,500
Probable reserves1	-	-	-	351,900	5.57	63,000
Measured resources	131,697	6.93	29,347	248,000	4.72	37,600
Indicated resources	735,397	5.72	135,207	488,400	5.53	86,800
Inferred resources	319,937	5.91	60,775	308,500	5.95	59,000

GOLD PROJECTS
Island Gold2
Measured resources	37,688	11.80	14,297	16,100	10.90	5,600
Indicated resources	248,163	11.27	89,889	162,100	11.19	58,300
Inferred resources	108,304	10.16	35,722	193,600	12.08	75,200

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine Lake3
Inferred resources	920,000	8.50	251,600	920,000	8.51	251,600

Wasamac
Inferred resources	1,282,000	6.92	285,200	1,280,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	284,779	6.69	61,279	1,147,400	6.52	240,600
Measured and indicated
resources	2,649,410	7.57	644,634	2,530,700	7.01	570,400
Inferred resources	2,630,241	7.49	633,297	2,748,100	7.75	684,900

1 In 2006, based on a price of US$513/oz and an exchange rate of 1.12 (in 2005, a price of US$450 and an exchange rate of 1.20)
2 Richmont Mines’ share – 55%
3 Richmont Mines’ share – Option to acquire 70%

RICHMONT MINES INC.

MANAGEMENT’S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

The management of Richmont Mines is required to establish and maintain adequate internal control over financial information reporting (as defined in Rule 15a-15(d) of the law entitled Securities Exchange Act of 1934). Richmont Mines’ internal control over financial reporting process is designed under the supervision of the President and Chief Executive Officer and the Financial Director to provide reasonable assurance of the reliability of the Company’s financial information and the preparation of the Company’s financial statements for the publication of financial information in accordance with Canadian generally accepted accounting principles.

The Board of Directors of the Company is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, KPMG LLP, have free access to the Audit Committee.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

February 2, 2007

2006 ANNUAL REPORT

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montreal, Canada

February 2, 2007

RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
Year ended December 31 (in Canadian dollars)

	2006	2005	2004
	$	$	$

REVENUES
Precious metals	30,539,489	19,845,054	36,981,017
Gain on disposal of mining assets (note 2)	3,660,199	384,145	-
Other (note 2)	1,924,863	1,415,834	2,660,390

	36,124,551	21,645,033	39,641,407

EXPENSES
Operating costs	27,169,171	16,521,478	26,094,650
Royalties	189,084	231,381	430,325
Custom milling	590,578	722,285	973,056
Administration	2,957,343	3,923,063	3,036,622
Exploration and project evaluation (note 3)	2,079,519	2,375,274	3,475,339
Accretion expense - asset retirement obligations (note 4)	214,242	167,245	159,726
Depreciation and depletion	3,146,478	1,617,356	3,548,287
Write-down of mining assets (note 5)	-	26,040,953	-

	36,346,415	51,599,035	37,718,005

EARNINGS (LOSS) BEFORE OTHER ITEMS	(221,864)	(29,954,002)	1,923,402

MINING AND INCOME TAXES (note 6)	(2,685,682)	(2,479,820)	631,437

	2,463,818	(27,474,182)	1,291,965

MINORITY INTEREST	(729,744)	5,828	559,869

NET EARNINGS (LOSS)	3,193,562	(27,480,010)	732,096

NET EARNINGS (LOSS) PER SHARE (note 7)
Basic	0.14	(1.54)	0.05
Diluted	0.14	(1.54)	0.04

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	22,903,984	17,837,886	16,126,784

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Year ended December 31 (in Canadian dollars)

	2006	2005	2004
	$	$	$

BALANCE, BEGINNING OF YEAR	(14,409,767)	13,280,549	13,252,364

Net earnings (loss)	3,193,562	(27,480,010)	732,096

Redemption of shares (note 12)	(24,875)	(210,306)	(703,911)

BALANCE, END OF YEAR	(11,241,080)	(14,409,767)	13,280,549

See accompanying notes to consolidated financial statements.

2006 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
December 31 (in Canadian dollars)

	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	16,125,624	14,678,478
Short-term investments (note 8)	756,564	812,678
Accounts receivable (note 10)	2,598,791	2,783,351
Mining and income taxes receivable	2,192,543	5,441,853
Inventories (note 9)	5,393,024	3,368,115

	27,066,546	27,084,475

ADVANCE TO A MINORITY PARTNER (note 10)	3,375,000	-

PROPERTY, PLANT AND EQUIPMENT (note 11)	48,001,460	25,851,117

FUTURE MINING AND INCOME TAXES (note 6)	55,114	1,290,905

	78,498,120	54,226,497

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,853,099	5,187,224
Mining and income taxes payable	42,642	20,000

	5,895,741	5,207,224

ASSET RETIREMENT OBLIGATIONS (note 4)	3,332,712	3,788,912

MINORITY INTERESTS	12,744,782	3,195,602

FUTURE MINING AND INCOME TAXES (note 6)	1,834,617	1,571,257

	23,807,852	13,762,995

SHAREHOLDERS’ EQUITY

Capital stock (note 12)	61,340,630	50,600,371
Contributed surplus (note 13)	4,590,718	4,272,898
Deficit	(11,241,080)	(14,409,767)

	54,690,268	40,463,502

	78,498,120	54,226,497

Commitments (note 15)
Contingency (note 16)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard	Réjean Houle
Chairman	Director

RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in Canadian dollars)
	2006	2005	2004
	$	$	$

CASH FLOW FROM (USED IN) OPERATIONS
Net earnings (loss)	3,193,562	(27,480,010)	732,096
Adjustments for:
Depreciation and depletion	3,146,478	1,617,356	3,548,287
Stock-based compensation	393,267	1,349,711	902,370
Accretion expense - asset retirement obligations	214,242	167,245	159,726
Gain on disposal of mining assets	(3,270,184)	(292,000)	-
Write-down of mining assets	-	26,040,953	-
Minority interests	(729,744)	5,828	559,869
Future mining and income taxes	(1,800,849)	479,776	62,967

	1,146,772	1,888,859	5,965,315

Net change in non-cash working capital items
and payment of asset retirement obligations (note 14)	1,282,625	(5,885,077)	149,053

	2,429,397	(3,996,218)	6,114,368

CASH FLOW USED IN INVESTMENTS
Security deposits	-	-	1,286,061
Decrease in an advance to a minority partner	1,300,000	-	-
Redemption of shares held by minority interests	(12,600)	(60,755)	(142,586)
Property, plant and equipment - Beaufor Mine	(1,706,421)	(2,770,812)	(1,478,118)
Property, plant and equipment - East Amphi Mine	(822,245)	(13,586,302)	(9,320,797)
Development project - Island Gold	(21,934,103)	(11,532,884)	-
Disposal of mining assets	2,684,914	292,000	-
Other property, plant and equipment	(597,233)	(426,719)	(642,216)

	(21,087,688)	(28,085,472)	(10,297,656)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	15,524,130	23,695,245	1,486,407
Redemption of common shares	(170,925)	(345,630)	(1,088,001)
Common share issue costs	(1,413,268)	(1,859,348)	(29,096)
Contribution from a minority partner	6,165,500	-	-

	20,105,437	21,490,267	369,310

Net increase (decrease) in cash and cash equivalents	1,447,146	(10,591,423)	(3,813,978)

Cash and cash equivalents, beginning of year	14,678,478	25,269,901	29,083,879

Cash and cash equivalents, end of year	16,125,624	14,678,478	25,269,901

See accompanying notes to consolidated financial statements.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.

Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States, after taking into account the restatement for the capitalization of exploration and development costs for the years ended December 31, 2005 and 2004. The significant accounting policies followed by the Company are as follows:

a)

Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries.

The Company’s 55% interest in the Island Gold development project is consolidated using the principles outlined in AcG-15, on the consolidation of variable interest entities due to an agreement for the financing of the interest held by the other participant of the development costs of the project.

b)

Revenue recognition

Precious metals revenue, based upon spot metal prices, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

c)

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d)

Short-term investments

Short-term investments are carried at the lower of cost and market value.

e)

Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metal inventories are valued at the lower of average cost and net realizable value.

f)

Exploration properties

The acquisition costs of exploration properties are capitalized as property, plant and equipment. Mining exploration expenditures are expensed as incurred.

g)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include interest on funds borrowed during a construction period and future costs of asset retirement. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment are depreciated according to the units-of-production method, calculated on proven and probable reserves. Depreciation of rolling stock is calculated using the straight-line method based on its anticipated useful life.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded.

h)

Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the year in which the revised tax rate comes into effect.

RICHMONT MINES INC.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation. Future income taxes related to the temporary differences created by this renouncement are recorded, at the time that the Company renounces to its right to these deductions and the offset is recorded as a reduction of capital stock.

i)

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Depreciation and depletion are charged to earnings over the estimated future benefit period of the assets. Environmental expenditures, that are not expected to provide a benefit to the Company in future periods, are accrued and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated.

j)

Asset retirement obligations

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans are discounted based on the credit-adjusted risk-free rate and are recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

k)

Foreign currency translation

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings of the year.

l)

Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

m)

Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the average number of shares outstanding during the year. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date when the grant date occurs after the beginning of the year. The treasury-stock method is used to determine the dilutive effect of stock options. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the year.

n)

Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments (either in cash, financial instruments, other assets, the issuance of shares or providing services) to the other party, following, i) changes to an interest rate, a foreign exchange rate, a stock price, the price of a commodity, an index, a fair value or another element that is related to an asset, a liability or an equity security of the other party, ii) a third party failure to perform under an obligation agreement or iii) the default by a third party to reimburse its debt when it becomes due. In management’s opinion, the Company does not have guarantees, other than those disclosed in notes 4, 15 and 16.

o)

Derivative financial instruments

In 2004, the Company adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedge derivative financial instruments. Derivative financial instruments, for which documentation does not clearly establish a hedge relationship in accordance with accounting standards, are now measured at fair value. Previously, gains or losses on forward gold sales contracts and other instruments which establish the sale price of future production were recorded in earnings as revenue from precious metals upon delivery of the production. This change had no significant impact on the financial statements.

p)

Stock-based compensation

The Company uses the fair value method based on the Black & Scholes pricing model to record the compensation cost related to the issue of stock options to its employees over the vesting period with a corresponding credit to contributed surplus.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

1.

Significant accounting policies (continued)

q)

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of related revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization and depletion purposes and for the evaluation of their net recoverable amount, the calculation of the asset retirement obligations, the calculation of stock-based compensation and mining and income taxes. Accordingly, actual results could differ from these estimates.

2.

Gain on disposal of mining assets and other revenues

In October 2006, the Company sold the Nugget Pond property and gold mill located in Newfoundland for a cash consideration of $2,250,000 and $300,000 in shares of a public company. According to this sale, the Company wrote-down the asset retirement obligations relating to this property in the amount of $709,275.

Other revenues include interest income on short-term investments and revenues from custom milling.

3.

Exploration and project evaluation

	2006	2005	2004
	$	$	$

Beaufor Mine	1,342,438	862,150	980,166
Francoeur property	146,165	49,974	10,864
Valentine Lake property	66,606	393,200	1,056,283
Wasamac property	53,855	39,685	290,982
Other properties	679,919	623,041	1,267,273
Project evaluation	582,646	508,746	349,763

	2,871,629	2,476,796	3,955,331

Exploration tax credits	792,110	101,522	479,992

	2,079,519	2,375,274	3,475,339

4.

Asset retirement obligations

The Company’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management’s best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.

a)

Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2006:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Beaufor Mine	390,984	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi Mine	132,734	2007	5.5
Island Gold property	901,250	2010	5.5
Francoeur property	192,432	2007	5.5

	3,998,455

b)

Changes in obligations

The following table sets forth the evolution of the asset retirement obligations for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	$	$	$

Balance as at January 1	3,788,912	2,967,867	3,207,529
Accretion expense	214,242	167,245	159,726
Changes to estimated cash flow	38,833	-	(211,351)
Settlement of obligations	-	(16,585)	(188,037)
New liability related to the acquisition of the Island Gold project	-	670,385	-
Decrease related to the disposal of the Newfoundland property	(709,275)	-	-

	3,332,712	3,788,912	2,967,867

c)

Fair value of asset obligations

As at December 31, 2006, the Company has available a credit facility in the amount of $3,000,000 for the issuance of letters of credit as guarantee for the settlement of asset retirement obligations. The credit facility bears interest at prime rate and is secured by a first chattel mortgage. The following table provides the allocation of these letters of credit as at December 31, 2006:

	2006	Date of
	$	renewal

Camflo Mill	1,227,261	July 20, 2007
East Amphi Mine	82,600	October 16, 2007
Beaufor Mine	27,120	August 11, 2007
Francoeur property	53,809	August 11, 2007

	1,390,790

As at December 31, 2005, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $2,234,449.

The Island Gold property has been pledged to the Ministry of Northern Development and Mines of Ontario in the amount of $577,800.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

5.

Write-down of mining assets

At December 31, 2005, the Company recorded a non-cash expense of $26,040,953 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

6.

Mining and income taxes

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.27% (33.55% in 2005 and 32.99% in 2004) to earnings (loss) before mining and income taxes as a result of the following:

	2006	2005	2004
	$	$	$

Earnings (loss) before mining and income taxes	(221,864)	(29,954,002)	1,923,402

Tax expense (recovery) at combined statutory rate	(71,596)	(10,049,568)	634,530
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	32,394	109,140	(528,410)
Change in the valuation allowance	(2,293,450)	9,060,084	(1,014,865)
Impact of the change in tax rates	624,854	(572,972)	160,171
Tax benefits not recorded previously	(783,505)	65,328	282,214
Other	(124,720)	353,569	383,569

Income taxes	(2,616,023)	(1,034,419)	(82,791)
Large corporation tax	38,684	-	-
Mining duties	(108,343)	(1,445,401)	714,228

Total mining and income
tax expense (recovery)	(2,685,682)	(2,479,820)	631,437

Mining and income tax expense attributable to earnings (loss) consist of:

	2006	2005	2004
	$	$	$

Current	(884,833)	(2,959,596)	568,471
Future	(1,800,849)	479,776	62,966

	(2,685,682)	(2,479,820)	631,437

RICHMONT MINES INC.

The tax effect of temporary differences, that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2006 and 2005, are presented below:

	2006	2005
	$	$

Long-term future tax asset:
Property, plant and equipment	8,093,137	9,068,988
Asset retirement obligations	1,058,578	1,274,277
Share issue costs	752,012	531,286
Losses carried forward	512,847	362,319

Future tax asset	10,416,574	11,236,870
Less valuation allowance	(7,652,515)	(9,945,965)

	2,764,059	1,290,905

Long-term future tax liability:
Property, plant and equipment	(1,217,522)	(1,472,963)
Flow-through share financing	(3,326,040)	(98,294)

	(4,543,562)	(1,571,257)

Net long-term future tax liability	(1,779,503)	(280,352)

As presented on consolidated balance sheet:
Future mining and income tax asset	55,114	1,290,905
Future mining and income tax liability	(1,834,617)	(1,571,257)

	(1,779,503)	(280,352)

The Company has capital losses without expiry dates amounting to $63,942, and loss carry-forwards of $1,856,618 that may be used over a period varying from two to twenty years. Non-refundable provincial tax credits of $4,566,689 and non-refundable federal tax credits of $2,286,958, which may be used within the next ten to twenty years to reduce income taxes otherwise payable, have not been accounted for by the Company.

7.

Net earnings (loss) per share

	2006	2005	2004
	$	$	$

Net earnings (loss) attributed to
common shareholders ($)	3,193,562	(27,480,010)	732,096

Weighted average number of shares outstanding	22,903,984	17,837,886	16,126,784
Effect of dilutive share purchase options	(60,048)	-	388,661

Weighted average number of dilutive shares outstanding	22,843,936	17,837,886	16,515,445

Basic earnings (loss) per share ($)	0.14	(1.54)	0.05
Diluted earnings (loss) per share ($)	0.14	(1.54)	0.04

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

8.

Short-term investments

Short-term investments include investments in shares of publicly-traded companies. The fair market value is $1,080,000 as at December 31, 2006 ($1,530,000 as at December 31, 2005).

9.

Inventories

	2006	2005
	$	$

Precious metals	1,462,274	609,033
Ore	2,592,939	1,504,499
Supplies	1,337,811	1,254,583

	5,393,024	3,368,115

10.

Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project, is $4,500,000 as at December 31, 2006. An amount of $1,125,000 ($1,678,500 as at December 31, 2005) is presented as part of accounts receivable as it is recoverable in the next twelve months. The total advance bears interest at prime rate plus 3% and is to be received in 36, equal and consecutive monthly instalments starting no later than April 1, 2007. This advance is secured by the interest of 45% which the borrower has in the mining project jointly owned with the Company.

11.

Property, plant and equipment

	2006			2005
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mining properties	6,791,989	6,037,257	754,732	6,678,569	5,985,085	693,484
Development costs	10,164,195	5,169,314	4,994,881	9,814,060	5,856,973	3,957,087
Buildings	2,718,401	1,504,385	1,214,016	7,200,464	6,272,144	928,320
Equipment	7,860,444	3,602,965	4,257,479	13,762,718	12,183,176	1,579,542
Asset retirement costs	2,227,028	1,375,082	851,946	2,313,482	1,608 826	704,656

	29,762,057	17,689,003	12,073,054	39,769,293	31,906,204	7,863,089

Projects under
development a)	35,928,406	-	35,928,406	17,988,028	-	17,988,028

Total	65,690,463	17,689,003	48,001,460	57,757,321	31,906,204	25,851,117

a)

In 2005, tax credits of $2,034,642 were recorded as a reduction of projects under development ($1,031,053 in 2004).

RICHMONT MINES INC.

12.

Capital stock

Authorized: Unlimited number of common shares with no par value

	2006		2005
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: Common shares
Balance, beginning of year	20,994,553	50,600,371	16,169,653	29,236,630
Issue of shares for cash a)
Common	3,100,000	15,190,000	3,246,000	15,905,400
Exercise of stock options	143,300	409,577	154,500	306,284
Flow-through	-	-	1,500,000	7,500,000
Common share issue costs	-	(1,413,268)	-	(1,904,619)
Renouncement of tax deductions b)	-	(3,300,000)	-	(308,000)
Redemption of shares c)	(57,500)	(146,050)	(75,600)	(135,324)

Balance, end of year	24,180,353	61,340,630	20,994,553	50,600,371

a)

Issue of shares

In 2006, the Company issued, through a public placement, 3,100,000 common shares. The Company received cash proceeds of $15,190,000. An amount of $1,413,268 has been incurred as share issue costs.

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Share issue costs related to those transactions totalled $1,904,619.

b)

Renouncement of tax deductions

In accordance with the 2005 flow-through share agreements of $7.5 million, the Company has renounced the related tax deductions in the amount of $3,300,000 with a corresponding amount presented as future income tax liabilities.

c)

Redemption of shares

In November 2006, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between November 3 , 2006 and November 2, 2007, up to 1,200,000 common shares, representing approximately 5% of the 24,237,853 common shares of the Company issued and outstanding on October 31, 2006.

In 2006, the Company redeemed 57,500 common shares for $170,925 in cash. This transaction reduced retained earnings by $24,875.

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

d)

Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company’s stock on the date of grant and the maximum term of the options granted is 10 years.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

12.

Capital stock (continued)

d)

Stock Option Purchase Plan (continued)

A summary of the status, in 2006 and 2005, of the Company’s Stock Option Purchase Plan, and changes during the years then ended, is presented below:

	2006		2005
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Options outstanding, beginning of year	1,948,000	4.73	1,842,500	4.29
Granted	630,000	3.59	825,000	5.24
Exercised	(143,300)	2.33	(154,500)	1.88
Cancelled or expired	(317,000)	5.19	(565,000)	4.80

Options outstanding, end of year	2,117,700	4.50	1,948,000	4.73

Exercisable options, end of year	1,349,700	4.66	1,367,000	4.54

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2006:

	Options outstanding at December 31, 2006			Exercisable options at December 31, 2006
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

$1.78 to $2.95	364,700	3.5	2.55	156,700	2.15
$3.10 to $4.39	528,000	3.0	3.96	254,000	3.74
$4.72 to $5.16	525,000	1.6	4.84	428,000	4.80
$5.30 to $6.60	700,000	3.0	5.67	511,000	5.76

	2,117,700	2.8	4.50	1,349,700	4.66

During 2006, the Company granted 630,000 stock options (825,000 in 2005) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $1.42 ($2.35 in 2005 and $3.07 in 2004).

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

2006

2005

2004

Risk-free interest rate

4.0%

3.0%

3.5%

Expected life

4 years

4 years

4 years

Expected volatility

43%

55%

60%

Expected dividend yield

0.0%

0.0%

0.0%

In 2006, the stock-based compensation costs charged to earnings amount to $393,267 ($1,349,711 in 2005 and $902,370 in 2004). The contributed surplus was increased by the same amounts.

RICHMONT MINES INC.

13.

Contributed surplus

	2006	2005
	$	$

Balance, beginning of year	4,272,898	2,894,356

Stock-based compensation	393,267	1,349,711
Options exercised	(75,447)	(16,439)
Share issue costs	-	45,270

Balance, end of year	4,590,718	4,272,898

14.

Consolidated statements of cash flow

	2006	2005	2004
	$	$	$

Change in non-cash working capital items

Short-term investments	356,114	(2,778)	190,100
Accounts receivable	(364,416)	248,656	(306,733)
Mining and income taxes receivable (payable)	3,249,310	(3,821,712)	310,597
Inventories	(2,024,909)	(2,022,816)	1,503,459
Accounts payable and accrued charges	66,526	(286,427)	(1,548,370)

	1,282,625	(5,885,077)	149,053

Supplemental information
Cash received during the year:
Mining and income taxes	4,891,682	326,344	133,984
Items not affecting cash and cash equivalents:
Advances to a minority partner presented as an increase
to minority interests	4,121,500	-	-
Common shares of public company received as
consideration from disposal of mining assets	300,000	-	-

Accounts payable and accrued charges related to
development projects
Island Gold	2,533,834	1,089,598	-
East Amphi	-	822,245	1,193,237

15.

Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties, if such other properties are brought into commercial production.

16.

Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on “AM FIX” at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

17.

Financial instruments and risk management

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

a)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the years 2006, 2005 and 2004, the Company did not enter into any forward exchange contracts.

b)

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. In 2006, 2005 and 2004, the Company did not enter into hedging contracts for its gold production.

c)

Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d)

Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

RICHMONT MINES INC.

18.

Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2006			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	31,448,963	73,643	4,601,945	36,124,551
Mine operating costs and others	28,374,644	38,044	2,707,730	31,120,418
Exploration and project evaluation	1,527,947	272,424	279,148	2,079,519
Depreciation and depletion	3,050,222	-	96,256	3,146,478

Earnings (loss) before other items	(1,503,850)	(236,825)	1,518,811	(221,864)

Acquisition of property, plant and equipment	2,025,717	23,391,404	377,076	25,794,197

Current assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to a minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

2005			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	20,681,833	7,910	955,290	21,645,033
Mine operating costs and others	17,749,915	-	3,815,537	21,565,452
Exploration and project evaluation	1,079,935	319,774	975,565	2,375,274
Depreciation and depletion	1,531,556	-	85,800	1,617,356
Write-down of mining assets	26,040,953	-	-	26,040,953

Loss before other items	(25,720,526)	(311,864)	(3,921,612)	(29,954,002)

Acquisition of property, plant and equipment	16,352,020	12,622,482	60,821	29,035,323

Current assets	7,727,042	612,191	18,745,242	27,084,475
Property, plant and equipment	12,028,412	13,305,868	516,837	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	20,417,782	13,918,059	19,890,656	54,226,497

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

18.

Segmented information (continued)

2004			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	29,678,614	9,195,356	767,437	39,641,407
Mine operating costs and others	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and project evaluation	1,101,766	1,438,462	935,111	3,475,339
Depreciation and depletion	1,155,016	2,243,898	149,373	3,548,287

Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402

Acquisition of property, plant and equipment	12,455,306	-	169,272	12,624,578

Current assets	6,718,068	181,102	23,800,906	30,700,076
Property, plant and equipment	23,248,902	-	554,816	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	30,830,847	181,102	25,181,605	56,193,554

RICHMONT MINES INC.

19.

Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP), the effect on net earnings (loss), property, plant and equipment and on shareholders’ equity would have been as follows:

	2006	2005	2004
	$	$	$
		(Restated)	(Restated)

Net earnings (loss) reported under Canadian GAAP	3,193,562	(27,480,010)	732,096

Add (deduct):
Difference in accounting related to investments a)	(393,886)	180,422	(3,100)
Exploration and development costs related to mining
properties b)	(20,593,275)	(21,548,414)	(8,856,783)
Depreciation c)	(404,643)	(839,065)	(263,209)
Flow-through shares d)	(2,070,000)	(130,000)	(59,053)
Write-down of mining assets e)	-	20,301,758	-
Income taxes f)	-	(2,836,311)	2,878,301
Minority interest g)	9,204,063	1,309,267	-

Net loss reported under US GAAP	(11,064,179)	(31,042,353)	(5,571,748)

Net loss per share reported under US GAAP
Basic and diluted	(0.48)	(1.74)	(0.35)

Property, plant and equipment reported under	48,001,460	25,851,117
Canadian GAAP
Exploration and development costs related to mining
properties b)	(30,749,711)	(30,458,194)
Write-down of mining assets e)	-	20,301,758
Cumulative depreciation c)	(1,506,917)	(1,102,274)

Property, plant and equipment reported under US GAAP	15,744,832	14,592,407

Shareholders’ equity reported under Canadian GAAP	54,690,268	40,463,502
Difference in accounting related to exploration costs b)	(30,749,711)	(30,458,194)
Write-down of mining assets e)	-	20,301,758
Depreciation c)	(1,506,917)	(1,102,274)
Difference in accounting related to investments a)	323,436	717,322
Difference in accounting related to share of
a minority partner g)	10,513,330	1,309,267
Flow-through shares d)	-	(1,230,000)

Shareholders’ equity reported under U.S. GAAP	33,270,406	30,001,381

Restatement

During 2006, the Company reviewed the classification of its East Amphi and Island Gold mining projects. These projects, which were improperly considered as development stage, were reclassified as exploration stage and the capitalized costs related to these projects were charged to earnings under United States GAAP. Accordingly, the Company increased its net loss by $3,585,656 in 2005 and $6,185,187 in 2004 compared to the previously published results. The net loss per share was increased by $0.20 in 2005 and $0.39 in 2004. Shareholders’ equity as at January 1, 2005 was decreased by $6,238,184.

a)

Under US GAAP, short-term investments classified as trading securities must be recorded at fair value and changes in the value must be accounted for in the statement of earnings.

2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Years ended December 31, 2006, 2005 and 2004 (in Canadian dollars)

19.

Effect of applying United States generally accepted accounting principles (continued)

b)

Under Canadian GAAP, exploration and development costs incurred, subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are capitalized to property, plant and equipment. Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred.

c)

The depreciation of mining assets related to mining properties, for which the commercial viability has not yet been determined, is higher under US GAAP than under Canadian GAAP because this expense is capitalized under Canadian GAAP.

d)

Under US GAAP, the premium paid on flow-through shares issued must be recognized as a liability when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is deducted from shareholders’ equity on the date of such renouncement.

e)

The Company periodically reviews the book value of its property, plant and equipment under the Canadian and United States GAAP. The impact on the 2005 net loss is attributable to a lower net book value of the affected assets under US GAAP compared to Canadian GAAP since exploration and development costs were charged to earnings under US GAAP as explained in b) above.

f)

Amounts represent the tax impact relating to the adjustments described in a), b), c), d) and e) above.

g)

Amounts represent the impact on the share of a minority interest to the adjustments described in b) and c) related to expenses attributable to the Island Gold project.

New Accounting Pronouncements in Canada

Financial instruments – recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants (the CICA) issued new Handbook Section 3855 “Financial instruments – recognition and measurement”, effective for annual periods beginning on October 1, 2006. This standard prescribes when a financial asset, financial liability, or non-financial derivate is to be recognized on the balance sheet and whether the fair value or cost-based methods are used to measure the amounts. If also specifies how financial instrument gains and losses are to be presented. The application of these standards is not expected to have a significant effect on the Company.

Comprehensive Income

In January 2005, the CICA issued new Handbook section 1530 “Comprehensive Income”, effective for annual periods beginning on October 1, 2006. This section introduce a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. Richmont will therefore include a new statement entitled “Comprehensive income” in order to provide the required information in accordance with this standard.

20.

Comparative figures

Certain comparative figures provided for fiscal years 2005 and 2004 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2006.

RICHMONT MINES INC.

BOARD OF DIRECTORS AND OFFICERS

BOARD		OPERATIONS	EXPLORATION
OF DIRECTORS	OFFICERS	QUEBEC DIVISION	PROJECTS
Jean-Guy Rivard	Martin Rivard	BEAUFOR MINE	ISLAND GOLD
Chairman	President and Chief
	Executive Officer	Marcel Beaudoin, Eng.	Pierre Gauthier
Denis Arcand1, 2		Manager	Project Manager
Vice Chairman	Christian Pichette, Eng., M.Sc.
Director of	Vice President, Operations	Luc Dorofté	Peter Sutherland
various companies		Mine Captain	Mine Superintendent
Nicole Veilleux, CA
Martin Rivard	Financial Director	Laurent Chevalier	Oscar Lafrance
Director		Chief Accountant	Mill Superintendent
President and	Campbell Stuart, Lawyer
Chief Executive Officer,	Secretary	Richard Dubuc, P.Geo.	Michael Lucko
Richmont Mines Inc.		Chief Geologist	Geologist Coordinator
CORPORATE STAFF
Réjean Houle1, 2		Marc-André Lavergne, Eng.	Kelly Kellins
Director	Jules Riopel, M.Sc., P.Geo., MBA	Chief Engineer	Human Resources Manager
Ambassador,	Geology and Exploration Director
Club de hockey Canadien inc.			Patrick Kennedy
	Denis Bellemare, Eng.	CAMFLO MILL	Mine Captain
Raynald Vézina, Eng.1, 2	Chief-Engineer, Projects
Director		Richard Nolet
Mining Consultant	Hélène Lapointe	Superintendent
Human Resources Director

	Christine Lapointe, CA	EAST AMPHI MINE
1 Member of the Audit	Controller
Committee		Marcel St-Pierre
2 Member of the	Julie Normandeau	Superintendent
Compensation Committee	Investor Relations
Jacques Daigneault, P.Geo.
Chief Geologist

Josée Couture, Eng.
Mining Engineer

GENERAL INFORMATION

Richmont Mines Inc.	Montreal Office	Transfer Agent	Co-Transfer Agent and
110 avenue Principale	1 Place-Ville-Marie, Suite 2130	and Registrar	Co-Registrar in
Rouyn-Noranda, Quebec	Montreal, Quebec	Computershare Trust Company	the United States
J9X 4P2 CANADA	H3B 2C6 CANADA	of Canada Inc.	Computershare Trust
Telephone: (819) 797-2465		1500 University Street, Suite 700	Company Inc.
Fax: (819) 797-0166	Julie Normandeau	Montreal, Quebec	Computershare USA
	Investor relations	H3A 3S8 CANADA
Internet	Telephone: (514) 397-1410	Telephone: (514) 982-7888	Auditors
www.richmont-mines.com	Fax: (514) 397-8620	Fax: (514) 982-7580	KPMG LLP
jnormandeau@richmont-mines.com
Stock Exchange Listings (RIC)
Toronto Stock Exchange (TSX)
American Stock Exchange (AMEX)
Annual Meeting of Shareholders		Un exemplaire français du présent rapport annuel est
The annual meeting of shareholders will be held on		disponible sur demande :
Friday, May 18, 2007, at 9:00 am at the Fairmont		1, Place-Ville-Marie, bureau 2130
The Queen Elizabeth, Peribonka Room,		Montréal (Québec)
900 René-Lévesque Blvd West		H3B 2C6 CANADA
Montreal, Quebec H3B 4A5		Téléphone : (514) 397-1410
Télécopieur : (514) 397-8620

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in annual and periodic reports from Richmont Mine Inc.

www.richmont-mines.com